UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 31, 2005

Commission File Number 000-19804

DSG International Limited

(Translation of registrant’s name into English)

17/Floor Watson Centre, 16-22 Kung Yip Street, Kwai Chung, NT, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Peter Chang
Chief Financial Officer

Date August 1, 2005

DSG INTERNATIONAL REPORTS FIRST QUARTER FINANCIAL RESULTS

Duluth, Ga., August 1, 2005 DSG International Limited (NASDAQ: DSGIF) today announced financial results for the first quarter ended March 31, 2005. Net sales for the first quarter of 2005 were $52.3 million which is 7.2% lower than $56.4 million recorded in the first quarter last year. Net income for the first quarter of 2005 was $1.4 million versus $0.2 million in the first quarter of 2004.

The sales volume in the Greater China and Malaysia market recorded a double-digit growth in the first quarter of 2005, compared with the same period a year ago. This remarkable growth came in at the heel of a strong sales volume growth recorded in that region in the previous quarter. The Company’s sales in the North America operations were lower compared with the same period last year. This lower volume is primarily attributed by the volume lost from exiting institutional adult incontinence business in 2004. Albeit the overall volume was lower comparing to first quarter of 2004, the restructuring effort last year greatly improved the gross profit margin of the Company from 26.3% in the same quarter last year to 29.0% in the first quarter of 2005.

Selling, general and administrative expense as a percentage of net sales in the first quarter of 2005 was 25.5% compared with 23.8% in the same period last year. This negative impact was mostly due to higher transportation cost for the shipments in North American operations and additional administrative expenses related to the facility expansion in Thailand operation. The Company’s interest expense in the first quarter of 2005 increased from $461,000 in the same period a year ago to $594,000 due to higher borrowing level at the end of the first quarter 2005 with $54.4 million total debt compared with $41.2 million debt at the end of the first quarter 2004.

Brandon Wang, Chairman and CEO of the Company, said, “This quarter’s result further confirmed our belief that the action plans we have put in place is working and we are generating positive impact to the Company. I am also pleased to see the continuation of the strong sales growth from our Asia Pacific region. While the increase of raw materials costs and other operating costs continue to present challenges for us, I believe that by striving to focus on the things we have been focusing on, it will enable us to meet these significant challenges.”

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Certainty® Guard”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Ltd. filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

The Statements of Operations for the three-month period ended March 31, 2005 and 2004, and the Balance Sheet information as of March 31, 2005, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

SUMMARY OF RESULTS

(In thousands, except per share amounts)

	Three months ended March 31,
	2005	2004
Net sales	$52,346	$56,426

Gross profit	15,201	14,845
Selling, general and administrative expense	(13,369)	(13,445)
Gain (loss) on sale of property, plant and equipment	18	26

Operating income	1,850	1,426
Interest expense	(594)	(461)
Exchange gain (loss)	183	(46)
Other income	194	47

Income before income taxes and minority interest	1,633	966
Provision for income taxes	(225)	(648)
Minority interest	(7)	(144)

Net income	$1,401	$174

Income per share :
Basic	$0.19	$0.02

Diluted	$0.19	$0.02

Weighted average number of shares outstanding :
Basic	7,258	7,258

Diluted	7,433	7,433

STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, unaudited)

	Three months ended March 31,
	2005	2004
Net income	$1,401	$174
Other comprehensive expense Foreign currency translation adjustments	(427)	(26)

Comprehensive income	$974	$148

BALANCE SHEET DATA

(Dollars in thousands, unaudited)

	March 31, 2005	December 31, 2004
Working capital	$21,496	$19,996
Total assets	150,213	151,734
Long-term debt	27,463	26,673
Shareholders’ equity	58,173	57,152

On March 31, 2005, the Company had cash and cash equivalents of $18.5 million.

Included as Exhibits to this First Quarter Report

Exhibit
13.1	Certification by Peter Chang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of DSG International Limited (the “Company”) on Form 6-K for the period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Chang, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that: to the best of my knowledge, the Quarterly Report of the Company on Form 6-K for the period ended March 31, 2005 fully complied with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition of the Company at the end of such period and the results of operations of the Company for such period.

August 1, 2005

/s/ Peter Chang
Peter Chang
Chief Financial Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of DSG International Limited (the “Company”) on Form 6-K for the period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Brandon Wang, Chairman and Chief Executive Officer, of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that: to the best of my knowledge the Quarterly Report of the Company on Form 6-K for the period ended March 31, 2005 fully complied with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition of the Company at the end of such period and the results of operations of the Company for such period.

August 1, 2005

/s/ Brandon Wang
Brandon Wang
Chief Executive Officer